SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses preliminary traffic figures for September 2018

São Paulo, October 5, 2018 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), announces today preliminary air traffic figures for the month of September, 2018. Comparisons refer to the same period of 2017.

Highlights

|           GOL’s total supply (ASK) increased 1.8% due to a 2.6% increase in the number of seats and a 2.0% decrease in departures. GOL’s total demand (RPK) decreased 1.0% in comparison to September 2017 and consolidated load factor was 78.1%.

|           GOL’s domestic supply (ASK) increased 2.4% and GOL’s domestic demand (RPK) decreased by 0.5%. GOL’s domestic load factor decreased to 78.7%, a 2.3 p.p. decrease in comparison to September 2017. The volume of departures decreased by 1.7% and number of seats increased by 3.1% over September 2017.

|           GOL’s international demand (RPK) and supply (ASK) decreased by 4.6% and 2.9%, respectively, and international load factor was 73.0%, a decrease of 1.3 p.p. in relation to September 2017.

	Monthly Traffic Figures (¹)			Quarter Traffic Figures (¹)			Accumulated Traffic Figures (¹)
Operational data *	Sep/18	Sep/17	% Var.	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Total GOL
Departures	19,798	20,210	-2.0%	63,913	63,760	0.2%	186,609	185,743	0.5%
Seats (thousand)	3,465	3,377	2.6%	11,177	10,667	4.8%	31,889	31,081	2.6%
ASK (million)	3,796	3,730	1.8%	12,458	12,015	3.7%	35,552	34,481	3.1%
RPK (million)	2,963	2,993	-1.0%	9,851	9,638	2.2%	28,180	27,334	3.1%
Load Factor	78.1%	80.2%	-2.2 p.p	79.1%	80.2%	-1.1 p.p	79.3%	79.3%	0.0 p.p
Pax on board (thousand)	2,659	2,658	0.0%	8,677	8,321	4.3%	24,520	23,875	2.7%
Domestic GOL
Departures	18,715	19,036	-1.7%	60,544	60,050	0.8%	176,166	175,231	0.5%
Seats (thousand)	3,269	3,169	3.1%	10,559	10,011	5.5%	30,107	29,221	3.0%
ASK (million)	3,368	3,290	2.4%	11,128	10,586	5.1%	31,527	30,600	3.0%
RPK (million)	2,651	2,665	-0.5%	8,921	8,562	4.2%	25,229	24,371	3.5%
Load Factor	78.7%	81.0%	-2.3 p.p	80.2%	80.9%	-0.7 p.p	80.0%	79.6%	0.4 p.p
Pax on board (thousand)	2,516	2,505	0.5%	8,247	7,830	5.3%	23,158	22,468	3.1%
International GOL
Departures	1,083	1,174	-7.8%	3,369	3,710	-9.2%	10,443	10,512	-0.7%
Seats (thousand)	196	207	-5.5%	617	656	-5.9%	1,781	1,859	-4.2%
ASK (million)	428	441	-2.9%	1,330	1,428	-6.9%	4,025	3,881	3.7%
RPK (million)	313	328	-4.6%	930	1,076	-13.5%	2,951	2,964	-0.4%
Load Factor	73.0%	74.3%	-1.3 p.p	69.9%	75.3%	-5.4 p.p	73.3%	76.4%	-3.0 p.p
Pax on board (thousand)	143	154	-6.9%	430	492	-12.6%	1,362	1,407	-3.1%
On-time Departures	95.1%	95.2%	-0.1 p.p	92.1%	95.6%	-3.5 p.p	93.4%	95.4%	-2.0 p.p
Flight Completion	98.9%	98.0%	0.8 p.p	98.6%	98.3%	0.3 p.p	98.4%	98.4%	0.1 p.p
Cargo Ton	9.0	8.4	8.0%	27.1	25.9	4.7%	80.5	74.1	8.6%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for September 2018

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,300 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 135 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.